

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

January 30, 2008

Mark J. Morabito
President and Chief Executive Officer
Crosshair Exploration & Mining Corp.
Suite 1240
1140 West Pender Street
Vancouver, B.C. Canada V6E 4G1

> **Re: Crosshair Exploration & Mining Corp.**
> **Form 20-F for Fiscal Year Ended April 30, 2007**
> **Filed October 31, 2007**
> **File No. 1-33439**

Dear Mr. Morabito:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter."

Form 20-F for the Fiscal Year Ended April 30, 2007

General

1.   Please include your current Commission File Number, "001-33439," on all future filings.

Item 6. Directors, Senior Management, and Employees, page 41

6.A. Directors and Senior Management, page 41

2.	We note your announcement on October 25, 2007 of the appointment of Chris
	Collingwood to your board of directors. Please revise your filing to include all
	information regarding Mr. Collingwood that is required by Form 20-F, including,
	without limitation, the information required by Items 6 and 7 of Form 20-F. See
	General Instruction C.(b) of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions, page 50

Item 7.B. Related Party Transactions, page 50

3.	We note the disclosure regarding the geological consulting fees paid to a private
	company owned by one of your directors, the amounts owed to directors and
	officers for expenses paid on your behalf, and amounts owed from one of your
	directors for overpayment of management fees. Please provide the information
	required by Item 7(B) of Form 20-F regarding such related party transactions.

Item 15. Controls and Procedures, page 64

4.	We note your disclosure that your Chief Executive Officer and Chief Financial
	Officer concluded that your disclosure controls and procedures are effective to
	ensure that information required to be disclosed in your periodic SEC filings is
	recorded, processed, summarized and reported within the time periods specified
	in the SEC rules and forms.

	Please revise your filing to state, if true, that your disclosure controls and
	procedures are effective to ensure that information required to be disclosed *in the
	reports that you file or submit* under the Exchange Act is recorded, processed,
	summarized and reported within the time periods specified in the SEC rules and
	forms. In addition, revise to clarify, if true, that your officers concluded that your
	disclosure controls and procedures are also effective to ensure that information
	required to be disclosed in the reports that you file or submit under the Exchange
	Act is accumulated and communicated to your management, including your chief
	executive officer and chief financial officer, to allow timely decisions regarding
	required disclosure. See Exchange Act Rule 13a-15(e).

Item 16., page 64

Item 16.A. Audit Committee Financial Expert, page 64

5.   We note your disclosure that Ian Smith qualifies as an "audit committee financial expert." Please disclose whether Mr. Smith is "independent." See Item 16A.(a)(2) of Form 20-F.

Financial Statements, page F1

6.   Please disclose the currency in which your financial statements are presented on the face of each financial statement, to comply with Article 3-20(b) of Regulation S-X.

Note 14 – Differences between Canadian and United States Generally Accepted Accounting Principles, page F29

7.   We note that the fiscal 2007 Canadian GAAP amounts of operating and investing cash flows you present as the starting point in your Canadian/U.S. GAAP statements of cash flows reconciliation, C$(2,676,963) and C$(9,885,981), respectively, do not agree with the corresponding amounts presented in your primary statements of cash flows, C$(3,798,445) and C$(8,764,499), respectively, on page F5.

The difference appears to relate to the purchase and sales of marketable securities, which you classified as an operating activity in your primary Canadian GAAP financial statements, but are effectively showing as investing cash flows under U.S. GAAP, due to the variance in your Canadian GAAP measures.

If you believe the cash flows associated with purchases and sale of marketable securities would need to be reported as investing activities for U.S. GAAP purposes, you would need to separately present adjustments in your reconciliation, rather than using different amounts for your Canadian GAAP measures.

However, if this is your intent, tell us how the presentation would be consistent with the guidance in paragraphs 15 through 17 of SFAS 95, and paragraphs 8 and 9 of SFAS 102. Please revise your reconciliation of cash flows as necessary to properly present the Canadian GAAP amounts and to identify and disclose the rationale for all differences.

8.   We note that the mineral properties' cash flow adjustments presented in your Canadian/U.S. GAAP statements of cash flows reconciliation differ from the

corresponding amounts in your primary Canadian GAAP statements of cash flows. Please provide us with details sufficient to understand the reasons for the differences between these figures, and also explain how they relate to the incremental expense reported in your reconciliation of net loss on page F30.

Exhibits 12.1 and 12.2

9.   In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 19 of Form 20-F. We note that your certifications are not set forth in such exact form. For example, we note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. We also note that you have omitted the phrase "certify that" in the introductory language of each certification, and that your certifications include bulleted statements, rather than the numbered statements set forth in Item 19. In future filings, including your amended 20-F, please file the certifications in the exact form set forth in Item 19 of Form 20-F.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Delaney at (202) 551-3863, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Hiller
        D. Delaney
        M. Duru
        L. Nicholson